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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHIGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21415 CIVIC CENTER DRIVE, SUITE 200
(No. and Street)

SOUTHFIELD	MI	48076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARNAGHI & SCHWARK, PLLC
(Name – *if individual, state last, first, middle name*)

30435 GROESBECK HWY	ROSEVILLE	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, LEANNA KAVANAGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHIGAN SECURITIES, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
MAR 01 2019
Washington, DC

NONE

Leanna S. Kavanagh
Signature

CHEIF FINANCIAL OFFICER
Title

Sandra Rayba
Notary Public

SANDRA J RAYBA
NOTARY PUBLIC, STATE OF MI
COUNTY OF HILLSDALE
MY COMMISSION EXPIRES Dec 9, 2022
ACTING IN COUNTY OF Oakland

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

MICHIGAN SECURITIES, INC.

Financial Statements
and Supplementary Information

December 31, 2018

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Michigan Securities, Inc.
Southfield, Michigan

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Michigan Securities, Inc., as of December 31, 2018, the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Michigan Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Michigan Securities, Inc.'s management. Our responsibility is to express an opinion on Michigan Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Michigan Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information
The computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission have been subjected to audit procedures performed in conjunction with the audit of Michigan Securities, Inc.'s financial statements. The supplementary information is the responsibility of Michigan Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Michigan Securities, Inc.'s auditor since 2014.
Roseville, Michigan
February 20, 2019

MICHIGAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	374,811
Cash equivalents with clearing organizations		134,541
Receivable from brokers		368,493
Income taxes refundable		—
Furniture, fixtures and equipment, less depreciation		2,243
TOTAL ASSETS	$	880,088

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	33,122
Accrued expenses		368,207
Total Liabilities		401,329
STOCKHOLDERS' EQUITY		
Common stock authorized, 10,000 shares; issued and outstanding, 1,000 shares		5,000
Retained earnings		473,759
Total Stockholders' Equity		478,759
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	880,088

See accompanying notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenue:		
Commissions and fees	$	1,924,536
Investment advisory fees		853,642
Annuity and insurance products		2,028,731
Interest		5,507
Total revenue		4,812,416
Expenses:		
Salaries, wages, commissions and benefits		4,063,843
Regulatory fees		40,177
Occupancy and equipment		72,796
Interest		2
Professional services		115,377
Office supplies and expenses		82,498
Other operating expenses		80,866
Trade clearing costs		77,031
Total expenses		4,532,590
Income before income taxes		279,826
Income tax expense		61,250
NET INCOME	$	218,576

See accompanying notes.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common Stock	Retained Earnings
Balance at December 31, 2017	$ 5,000	$ 255,183
Net income for year	—	218,576
Balance at December 31, 2018	$ 5,000	$ 473,759

See accompanying notes.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 218,576
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:	
Depreciation	680
Changes in:	
Accounts payable	12,918
Receivables	(76,861)
Accrued expenses	45,939
Income taxes payable	53,750
Total adjustments	36,426
Net cash provided by operating activities	255,002
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of computer equipment	—
NET INCREASE IN CASH AND CASH EQUIVALENTS	255,002
Cash and cash equivalents – Beginning of year	254,350
Cash and cash equivalents – End of year	$ 509,352
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 2
Cash paid for income taxes	$ 7,500

See accompanying notes.

NOTE 1 – ORGANIZATION

Michigan Securities, Inc. (the "Company") conducts a general securities business as a securities broker-dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The Company's client base is retail and institutional accounts located primarily in Southeastern Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time. Advisory fees are generally fixed (by individual contract) and charged on a quarterly basis when billed. Expenses for investment advisory fees due to registered representatives are recorded at the same time.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2015 or state income tax examinations for years before 2014.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets using accelerated depreciation methods.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2019, which is the same date the financial statements were available to be issued.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2018, the Company's net capital totaled $379,320 which was $329,320 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.06 to 1.

NOTE 4 – FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2018:

Office equipment and furnishings	$ 31,023
Accumulated depreciation	28,780
	$ 2,243

NOTE 5 – LEASE COMMITMENTS

The Company leases facilities and equipment under operating leases expiring through October 2019. Future expected minimum lease payments are as follows:

2019	$ 22,500

Rental expense approximated $44,000 for the year ended December 31, 2018.

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Plan (Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the Plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2018 totaled $11,500.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company receives insurance product commissions and advisory fees from related entities under common control. Income received from these related parties approximated $1,550,000 for the year ended December 31, 2018. Accounts receivable from these entities totaled $25,000 as of December 31, 2018.

NOTE 8 – FAIR VALUE FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, and accrued expenses. The recorded values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate their fair values based on the short-term nature of these instruments.

NOTE 9 – CONTINGENCY

The accompanying financial statements do not reflect a potential contingent liability resulting from the firm self-reporting under the SEC "Share Class Selection Disclosure Initiative" (SCSD) during 2018. Management identified violations under the SCSD approximating $300,000. Following the disclosure to the SEC, the firm filed a "Request for Waiver Due to Hardship". The SEC currently has the request under consideration. As of December 31, 2018, Company management is unable to estimate the probability or eventual final amount of the ultimate repayment requirement and related costs.

NOTE 10 – ACCOUNTING PRONOUNCEMENTS

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company adopted the standard on January 1, 2018. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) 606 "Revenue from Contracts with Customers".

The Company has evaluated the impact of ASC 606 and expects the timing of its revenue recognition to remain largely similar to the timing of revenue recognition under ASC 605, "Revenue Recognition". The Company has determined the impact of ASC 606 to be immaterial (also see Note 2).

During February 2016 the FASB issued ASU 2016-02, "Leases". ASU 2016-02 establishes principles that require a lessee to recognize a lease asset and a lease liability for those leases classified as operating leases under previous accounting principles generally accepted in the United States of America. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company is currently assessing the effect that ASU 2016-02 will have on its financial position, results of operations and cash flows.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total stockholders' equity	$	478,759
Deduct stockholders' equity not allowable for net capital		—
Total stockholders' equity qualified for net capital		478,759
Deductions and haircuts on securities:		
Deposits and receivables		93,708
Furniture, fixtures and equipment		2,243
Haircuts on securities-stocks and mutual funds		3,041
Unsecured debits		447
		99,439
Net capital		379,320
Net capital requirement		50,000
Excess net capital	$	329,320

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	401,329
Percentage of aggregate indebtedness to net capital		106%

Reconciliation with Company's Computation

There are no material differences between the computation of net capital as reported in Michigan Securities, Inc. Part II (Unaudited) FOCUS report dated December 31, 2018 and the above calculations.

MICHIGAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Michigan Securities, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Michigan Securities, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC 600 Rules, we have performed the procedures enumerated below which were agreed to by Michigan Securities, Inc, and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Michigan Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Michigan Securities Inc.'s management is responsible for Michigan Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018 with the amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 20, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2034********************MIXED AADC 220
52094 FINRA DEC
MICHIGAN SECURITIES INC
21415 CIVIC CENTER DR STE 200 STE
SOUTHFIELD, MI 48076-3953

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 80.81

B. Less payment made with SIPC-6 filed (exclude interest) (21.32)
7/27/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 59.49

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 59.49

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Michigan Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of February, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,812,415

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 4,684,509

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 71,824

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 1,088

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,122

Enter the greater of line (i) or (ii) 1,122

Total deductions 4,758,543

2d. SIPC Net Operating Revenues $ 53,872

2e. General Assessment @ .0015 $ 80.81

(to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Michigan Securities, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying exemption report, in which Michigan Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Michigan Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and Michigan Securities, Inc. stated that they met the identified exemption provisions for the year ended December 31, 2018 without exception. Michigan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Michigan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 20, 2019

Michigan Securities, Inc.
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2018

Michigan Securities, Inc. Exemption Report

The following statements are made to the best knowledge and belief of Leanna Kavanagh as Chief Financial Officer/FinOp of Michigan Securities, Inc.:

I, Leanna Kavanagh, as the Chief Financial Officer/FinOp of Michigan Securities, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

> I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.
>
> The Company met the identified exemption provisions for the fiscal year ended December 31, 2018 without exception.

I, Leanna Kavanagh, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Leanna S Kavanagh CFO/FinOp
Leanna Kavanagh Title

February 20, 2019